

October 17, 2024

John Lipman
President
Roth CH V Holdings, Inc.
888 San Clemente Drive
Suite 400
Newport Beach, CA 92660

> **Re: Roth CH V Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed October 4, 2024**
> **File No. 333-280591**

Dear John Lipman:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-4

Questions and Answers About the Proposals, page 4

1. Please revise the quantities reflected as Shares outstanding in all three scenarios in the table presenting possible sources of dilution on page 13 to reflect the removal of the 1,000,000 shares previously associated with the transaction financing assumption.

Summary of the Proxy Statement, page 19

2.   We note that your disclosure on pages 24, 165 and 171 regarding your expectation that the Pecos Slope Plant will commence operations in the first quarter of 2025 does not appear to be consistent with your disclosure on page 20 that the Pecos Slope Plant is expected to commence operations in the second quarter of 2025. Please revise.

We cannot assure you that ROCL will be able to successfully negotiate and execute definitive agreements..., page 42

3.   We note that you have removed the proposal to approve the issuance of more than 20% of the common stock in connection with the Transaction Financing. We also note your disclosure that Roth CH Acquisition V Co. has initiated conversations with several potential investors and has identified a high interest in NEH and the Combined Company and NEH's management believes that Roth CH Acquisition V Co. will be successful in identifying additional sources of financing from third-party financing sources in the form of equity, equity linked, convertible equity, preferred or debt instruments. Please provide any material updates to such disclosure.

We have no operating history and are subject to a mandatory liquidation and subsequent dissolution requirement, page 54

4.   We note your disclosure in this section suggests that Roth CH Acquisition V Co. may amend its charter to extend its termination date beyond December 4, 2024. We also note that Roth CH Acquisition V Co. is listed on The Nasdaq Global Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to describe this rule and related risks, including with respect to the recent amendments to Nasdaq Rule 5815 regarding suspension and delisting. In addition, in your risk factor on page 63 under the caption "Nasdaq may not list the Combined Company's securities on its exchange…,"disclose the impact of such rule change on the risk of immediate suspension of trading in the event that the Combined Company is not able to meet Nasdaq's initial listing requirements.

Selected Unaudited Pro Forma Condensed Combined Financial Statements, page 79

5.   Please revise the table on page 80 to present pro forma weighted average number of shares outstanding consistent with disclosures in Note 7-Loss per Share, page 96.

Potential Impact on the Per Share Value of Shares Owned by Non-Redeeming Shareholders, page 98

6.   As stated in your response to prior comment 10, please further revise the table here to remove the $10,000,000 previously associated with the transaction financing assumption.

Customers
Sales Agreements, page 168

7.   We note your response to prior comment 12. Please revise your disclosure on page 169 regarding the Liquid Helium Agreement, as amended, to disclose whether the Assignment Agreement impacted the amount of helium that AirLife is required to

purchase from NEH Midstream under the Liquid Helium Agreement. In that regard, we note your disclosure in that section that the Company would provide to AirLife, in part, all of the helium produced from the crude helium the Company purchases from Badger Midstream Energy, LP each month, minus two percent (2%) tolling losses.

Exhibits

8.   We note that you have filed as Exhibit 3.5 bylaws of Roth CH V Holdings, Inc. Please tell us whether such bylaws are intended to be the proposed bylaws of the combined company. In that regard, we note that the exhibit index indicates that the bylaws of Holdings is filed as Exhibit 3.5 and that the proposed bylaws of the combined company are to be filed as Exhibit 3.6. We also note that certain provisions described under "Proposed Bylaws or Certificate of Incorporation" beginning on page 217 do not appear to be consistent with the bylaws filed as Exhibit 3.5 or the proposed articles of incorporation filed as Exhibit 3.7, such as provisions relating to supermajority voting, the corporate opportunity doctrine and exclusive forum. Please advise.

9.   Please obtain and file a revised legality opinion that addresses the legality of all securities being registered. In that regard, we note that the legality opinion filed as Exhibit 5.1 does not address the legality of all shares of Roth CH V Holdings, Inc. common stock referenced in the filing fee table provided in Exhibit 107 and does not address the legality of the warrants to purchase shares of common stock. We also note that the opinion addresses the legality of the shares of common stock underlying the warrants. However, it does not appear from the filing fee table provided in Exhibit 107 that the prospectus is intended to register the issuance of such shares. Please advise.

Please contact Jennifer O'Brien at 202-551-3721 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters you may contact John Hodgin at 202-551- 3699. Please contact Claudia Rios at 202-551-8770 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Alexandria E. Kane, Esq.